082-34926

REG-Antisoma plc: Antisoma to present at the Rodman & Renshaw Healthcare Conference in New York

Released: 03/09/2009

Antisoma to present at the Rodman & Renshaw Healthcare Conference in New York

3 September 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that Daniel Elger, VP Marketing & Communications, will present an overview of the Company's strategy, programmes and prospects at the Rodman & Renshaw 11th Annual Healthcare Conference in New York City, on Thursday, September 10th at 09:10 EDT/14:10 BST.

A webcast of the presentation will be available on Antisoma's website at http://www.antisoma.com/asm/media/webcast/

For live viewing of the webcast, it is recommended that viewers log on 15 minutes early in order to register and download any necessary software.

Enquiries:

Chris Elston
Marketing and Communications Manager
Antisoma plc
+44 (0)20 3249 2100

Background on Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

---END OF MESSAGE---

Close window

dlw 9/22

REG-Antisoma plc: Total voting rights

Released: 02/09/2009

Total voting rights
02 September 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) notifies the market that the Company's issued share capital consists of 615,184,757 ordinary shares with voting rights. Antisoma does not hold any ordinary shares in Treasury. Therefore, the total number of voting rights in Antisoma is 615,184,757.
The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Antisoma under the FSA's Disclosure and Transparency Rules.

Enquiries:
Daniel Elger
VP Marketing & Communications
Antisoma plc
+44 (0)20 3249 2100

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.
---END OF MESSAGE---
This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

Close window

REG-Antisoma plc: Phase III trial of ASA404 in lung cancer completes patient enrolment

Released: 01/09/2009

Phase III trial of ASA404 in lung cancer completes patient enrolment
1 September 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) today announces that the ATTRACT-1 phase III trial of ASA404 in non-small cell lung cancer (NSCLC) has reached its enrolment target of 1,200 patients. The trial is the single pivotal registration study for the drug as a first-line treatment for squamous and non-squamous NSCLC, and is being conducted by Novartis, Antisoma's development and commercialisation partner for ASA404.
Glyn Edwards, Antisoma's CEO, said: "Novartis has done an excellent job in rapidly completing recruitment into this very large trial of ASA404 in lung cancer. We can now be even more confident that the results will be available in time to support potential marketing applications in 2011."
Primo N. Lara, Professor of Medicine at the University of California Davis Cancer Center and U.S. Steering Committee Chair for the ATTRACT-1 study, said: "Lung cancer afflicts an enormous number of patients worldwide and there is a clear need for new and improved treatment options. Phase II trials reported substantial benefits for lung cancer patients receiving ASA404, and I therefore look forward greatly to seeing the results of this large and important phase III trial."
ASA404 is a Tumour-Vascular Disrupting Agent (Tumour-VDA) that selectively disrupts established tumour vasculature, inhibits tumour blood flow, and causes extensive tumour necrosis.

Enquiries:

Daniel Elger, VP Marketing & Communications Antisoma plc	+44 (0)7909 915 068
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich Buchanan Communications	+44 (0)20 7466 5000
Brian Korb The Trout Group	+1 646 378 2923

Except for the historical information presented, certain matters discussed in this announcement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

About the ATTRACT-1 study

ATTRACT-1 is a pivotal study designed to support applications to market ASA404 in previously untreated, advanced NSCLC. It is a randomised, double-blind, placebo-controlled, multicentre phase III trial being conducted across the US, EU, Japan and other territories. ATTRACT-1 opened in April 2008 and has enrolled patients with all histologies, or types, of NSCLC, including squamous and non-squamous cancers. Patients have been randomised 1:1 to receive either ASA404 plus chemotherapy (carboplatin/paclitaxel) or a placebo plus chemotherapy (carboplatin/paclitaxel) as a control.
The primary endpoint of ATTRACT-1 is overall survival. Key secondary endpoints are survival in the squamous and non-squamous patient subgroups. An interim look is expected to be triggered before the end of 2009. Following collation and processing of data, the interim look will take place in early 2010. The outcome will be announced immediately. The most likely outcome is that the study will continue to completion. No data will be released unless the look indicates that the trial should stop because of clear futility or early evidence of overwhelming efficacy. Full and final data are expected to be available in late 2010 or early 2011, in time to support potential applications to market the drug in 2011.
In addition to the ATTRACT-1 trial in previously untreated NSCLC patients, Novartis is conducting a separate pivotal study, ATTRACT-2, to evaluate ASA404 in NSCLC patients who have received one previous treatment.

About non-small cell lung cancer (NSCLC)

Lung cancer is the biggest cause of cancer death for both men and women worldwide, with 1.2 million new cases per year and around 920,000 deaths. Around 85-90% of all lung cancer cases are NSCLC.

About ASA404

ASA404 (vadimezan, formerly known as DMXAA and AS1404) is a small-molecule Tumour-Vascular Disrupting Agent (Tumour-VDA) which targets the blood vessels that nourish tumours. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technology), the development and commercialisation company of the Cancer Research Campaign (now Cancer Research UK), in 2001. Worldwide rights to the drug were licensed to Novartis AG in April 2007; Antisoma has an option to co-sell ASA404 with Novartis in the United States. Novartis is conducting phase III studies of ASA404 in NSCLC, and also plans to investigate the drug's potential as a treatment for metastatic breast cancer.

A randomised phase II trial in patients receiving first-line treatment for NSCLC showed that addition of ASA404 to carboplatin and paclitaxel chemotherapy improved survival by 5 months. A second, single-arm, phase II trial also reported positive results with ASA404 in the same patient group.

About Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

- END -

---END OF MESSAGE---

Close window

REG-Antisoma plc: Notification of Preliminary Results

Released: 27/08/2009

Notification of Preliminary Results
27 August 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) will be announcing its Preliminary Results for the year ended 30 June 2009 on Monday 14 September 2009.

Enquiries:

Daniel Elger
VP, Marketing & Communications
Antisoma plc
+44 7909 915 068
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich
Buchanan Communications
+44 (0)20 7466 5000
Brian Korb
The Trout Group
+1 646 378 2923

Background on Antisoma
Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

---END OF MESSAGE---

Close window

REG-Antisoma plc: Antisoma announces discontinuation of development of AS1402

Released: 07/08/2009

Antisoma announces discontinuation of development of AS1402

07 August 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) today announces that the phase II trial of AS1402 in breast cancer is to be discontinued. This follows a meeting of the trial's Data Monitoring Committee (DMC) and a subsequent review of the data, which led the company to conclude that the trial would be very unlikely to give sufficiently positive efficacy findings. No safety concerns were identified. Antisoma has no plans for further studies of AS1402.

Glyn Edwards, Antisoma's CEO, said "While AS1402 was an early stage product and therefore not an important contributor to our overall value, we are of course disappointed that the drug was not able to provide benefit to breast cancer patients."

Enquiries:

Glyn Edwards, CEO Antisoma plc	+44 (0)20 3249 2144
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich Buchanan Communications	+44 (0)20 7466 5000
Brian Korb The Trout Group	+1 646 378 2923

About AS1402

AS1402 (huHMFG1, previously known also as R1550 and Therex) is a humanised antibody against a form of MUC1 found on the surface of various cancers. This study was a 110-patient phase II trial in women receiving first-line treatment for advanced breast cancer. Patients were randomised to receive either AS1402 plus the hormone therapy letrozole or letrozole alone. Letrozole will continue to be made available to patients. AS1402 was licensed by Antisoma from the Imperial Cancer Research Technologies, the technology transfer arm of the Imperial Cancer Research Fund (now Cancer Research UK).

About Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

---END OF MESSAGE---

REG-Antisoma plc: Antisoma announces discontinuation of development of AS1402

Released: 07/08/2009

Antisoma announces discontinuation of development of AS1402

07 August 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) today announces that the phase II trial of AS1402 in breast cancer is to be discontinued. This follows a meeting of the trial's Data Monitoring Committee (DMC) and a subsequent review of the data, which led the company to conclude that the trial would be very unlikely to give sufficiently positive efficacy findings. No safety concerns were identified. Antisoma has no plans for further studies of AS1402.

Glyn Edwards, Antisoma's CEO, said "While AS1402 was an early stage product and therefore not an important contributor to our overall value, we are of course disappointed that the drug was not able to provide benefit to breast cancer patients."

Enquiries:

Glyn Edwards, CEO Antisoma plc	+44 (0)20 3249 2144
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich Buchanan Communications	+44 (0)20 7466 5000
Brian Korb The Trout Group	+1 646 378 2923

About AS1402

AS1402 (huHMFG1, previously known also as R1550 and Therex) is a humanised antibody against a form of MUC1 found on the surface of various cancers. This study was a 110-patient phase II trial in women receiving first-line treatment for advanced breast cancer. Patients were randomised to receive either AS1402 plus the hormone therapy letrozole or letrozole alone. Letrozole will continue to be made available to patients. AS1402 was licensed by Antisoma from the Imperial Cancer Research Technologies, the technology transfer arm of the Imperial Cancer Research Fund (now Cancer Research UK).

About Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

---END OF MESSAGE---

REG-Antisoma plc: Antisoma to present at the Canaccord Adams 29th Annual Global Growth Conference in Boston

Released: 05/08/2009

Antisoma to present at the Canaccord Adams 29th Annual Global Growth Conference in Boston

5 August 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that its Chief Executive Officer, Glyn Edwards, will present an overview of the Company's strategy, programmes and prospects at the Canaccord Adams 29th Annual Global Growth Conference in Boston, MA, on Tuesday, August 11th at 11:00 EDT/16:00 BST.

A webcast of the presentation will be available on Antisoma's website at http://www.antisoma.com/asm/media/webcast/

For live viewing of the webcast, it is recommended that viewers log on 15 minutes early in order to register and download any necessary software.

Enquiries:
Alison Saville
Senior Marketing and Communications Executive
Antisoma plc
+44 (0)20 3249 2100

Background on Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

---END OF MESSAGE---

Close window

REG-Antisoma plc: Total voting rights

Released: 03/08/2009

Total voting rights
03 August 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) notifies the market that the Company's issued share capital consists of 614,869,463 ordinary shares with voting rights. Antisoma does not hold any ordinary shares in Treasury. Therefore, the total number of voting rights in Antisoma is 614,869,463.
The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Antisoma under the FSA's Disclosure and Transparency Rules.
Enquiries:
Alison Saville, Communications Executive
Antisoma plc
+44 (0)20 3249 2100
Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.
---END OF MESSAGE---
This announcement was originally distributed by Hugin. The issuer is solely responsible for the content of this announcement.

Close window

REG-Antisoma PLC Second Price Monitoring Extn

Released: 27/07/2009

com:20090727:Rnsa3551W

RNS Number : 3551W

Antisoma PLC

27 July 2009

A second and final Price Monitoring Extension has been activated in this security. The closing auction call period is extended in this security for a further 5 minutes.

Following the first price monitoring extension this security would still execute more than a pre-determined percentage above or below the price of the previous automated execution today. London Stock Exchange electronic order book users have a final opportunity to review the prices and sizes of orders entered in this security prior to the auction call execution which will set today's closing price.

The applicable percentage is set by reference to a security's TradElect sector. This is set out in the Sector Breakdown tab of the TradElect Parameters document at www.londonstockexchange.com/en-gb/products/membershiptrading/tradingservices

END

APMRRMATMMITBML

REG-Antisoma PLC Price Monitoring Extension

Released: 27/07/2009

com:20090727:Rnsa3536W

RNS Number : 3536W

Antisoma PLC

27 July 2009

Today's closing auction call period has been extended in this security by 5 minutes.

Auction call extensions give London Stock Exchange electronic order book users a further opportunity to review the prices and sizes of orders entered in an individual security during the initial auction call before the execution occurs. A price monitoring extension is activated when the matching process would have otherwise resulted in an execution price that is a pre-determined percentage above or below the price of the last automated execution today.

The applicable percentage is set by reference to a security's TradElect sector. This is set out in the Sector Breakdown tab of the TradElect Parameters document at www.londonstockexchange.com/en-gb/products/membershiptrading/tradingservices

This information is provided by RNS

The company news service from the London Stock Exchange

END

PMEPUUAWMUPBGAM

Close window

REG-Antisoma plc: Total voting rights

Released: 02/07/2009

Total voting rights
02 July 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) notifies the market that the Company's issued share capital consists of 614,869,463 ordinary shares with voting rights.
Antisoma does not hold any ordinary shares in Treasury.
Therefore, the total number of voting rights in Antisoma is 614,869,463.
The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Antisoma under the FSA's Disclosure and Transparency Rules.
Enquiries:
Alison Saville, Communications Executive
Antisoma plc
+44 (0)20 3249 2100
Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.
---END OF MESSAGE---

Close window

REG-Antisoma plc: Payment of Directors' Fees in Shares

· Released: 01/07/2009

Payment of Directors' Fees in Shares
01 July 2009, London, UK, and Cambridge, MA: Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) today announces that two Non-Executive Directors of Antisoma have taken all or part of their fees for the quarter ended 30 June 2009 in ordinary shares pursuant to resolutions of the Board of Directors dated 14 September 2004 and subsequently.
The new ordinary shares were issued at a price of 24.0 pence per share, this being the mid-market closing price on the last trading day of the quarter (30 June 2009). The relevant Directors have agreed not to dispose of the shares allotted for a minimum period of one year.
The allotment and total holdings following this allotment are shown below.

Director	Allotted 01 July 2009	Total holding	Percentage of issued ordinary shares
Michael Pappas	15,625	902,809	0.15%
Michael Lewis	31,250	129,440	0.02%

Application will be made to the London Stock Exchange and the UK Listing Authority for the admission of the new ordinary shares of 1p each. The total number of ordinary shares in the Company in issue and admitted to the Official List following the above allotments will be 614,869,463.
The new ordinary shares will rank pari passu with the Company's existing ordinary shares.
Enquiries:
Alison Saville, Communications Executive
Antisoma plc
+44 (0)20 3249 2100
Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.
---END OF MESSAGE---

Close window

REG-Antisoma plc: Holdings in Antisoma

Released: 24/06/2009

Holdings in Antisoma

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES	
1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Antisoma Plc
2. Reason for the notification (please tick the appropriate box or boxes):	
An acquisition or disposal of voting rights	Yes
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached.	
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	
An event changing the breakdown of voting rights	
Other (please specify):	
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction and date on which the threshold is crossed or reached:	15 June 2009
6. Date on which issuer notified:	16 June 2009
7. Threshold(s) that is/are crossed or reached:	From 3% - 4% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
				Direct	Indirect	Direct	Indirect

ORD GBP 0.01	19,240,449	19,240,449	24,954,039	24,954,039			4.06	

B: Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to	% of voting rights	
					Nominal	Delta

Total (A+B+C)

Number of voting rights	Percentage of voting rights
24,954,039	4.06

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)
Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)
Legal & General Investment Management Limited (Indirect) (LGIM)
Legal & General Group Plc (Direct) (L&G) (24,954,039 - 4.06% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (21,289,619 - 3.46% = PMC)	Legal & General Insurance Holdings Limited (Direct) (LGIH)
Legal & General Assurance (Pensions Management) Limited (PMC) (21,289,619 - 3.46% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A
13. Additional information:	Notification using the total voting rights figure of 614,451,544

14. Contact name:	Helen Lewis (LGIM)
15. Contact telephone number:	020 3124 3851

Enquiries at Antisoma:
Daniel Elger
VP, Marketing & Communications
Antisoma plc
+44 7909 915 068
---END---
---END OF MESSAGE---

Close window

REG-Antisoma plc: Antisoma to present at Piper Jaffray Europe Conference in London

Released: 18/06/2009

Antisoma to present at Piper Jaffray Europe Conference in London
18 June 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that its Chief Executive, Glyn Edwards, will present an overview of the Company's strategy, programmes and prospects on Wednesday June 24th at 13.30 BST (08:30 EDT) at the Piper Jaffray Fourth Annual Europe Conference being held in London.
A webcast of the presentation will be available on Antisoma's website at http://www.antisoma.com/asm/media/webcast/
For live viewing of the webcast, it is recommended that viewers log on 15 minutes early in order to register and download any necessary software.
Enquiries:
Daniel Elger
VP, Marketing & Communications
Antisoma plc
+44 7909 915 068
Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.
-END-
---END OF MESSAGE---

Close window

REG-Antisoma plc: Antisoma to present at 8th Annual Needham Life Sciences Conference in New York

Released: 05/06/2009

Antisoma to present at 8th Annual Needham Life Sciences Conference in New York
5 June 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that its Chief Executive, Glyn Edwards, will be presenting at the 8th Annual Needham Life Sciences Conference in New York on Wednesday Jun 10th at 08:30am EDT/13:30pm BST.
A webcast of the presentation will be available on Antisoma's website at http://www.antisoma.com/asm/media/webcast/
For live viewing of the webcast, it is recommended that viewers log on 15 minutes early in order to register and download any necessary software.

Enquiries:
Daniel Elger
VP, Marketing & Communications
Antisoma plc
+44 7909 915 068

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.
---END OF MESSAGE---

Close window

REG-Antisoma plc: Antisoma to present at 3rd Annual Jefferies Healthcare Conference in New York

Released: 15/06/2009

Antisoma to present at 3rd Annual Jefferies Healthcare Conference in New York

15 June 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that Dr Michael Boss (General Manager, Autoimmune) will present an overview of the Company's strategy, programmes and prospects at the 3rd Annual Jefferies Healthcare Conference in New York on Thursday Jun 18th at 14:00 EDT/19:00 BST.

A webcast of the presentation will be available on Antisoma's website at http://www.antisoma.com/asm/media/webcast/

For live viewing of the webcast, it is recommended that viewers log on 15 minutes early in order to register and download any necessary software.

Enquiries:

Alison Saville
Communications Executive
Antisoma plc
+44 (0)20 3249 2100

Background on Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

---END OF MESSAGE---

Close window

REG-Antisoma plc: Holdings in Antisoma

Released: 03/06/2009

Holdings in Antisoma
3 June 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM;USOTC: ATSMY) has received notification that, following an acquisition of ordinary shares, Stichting Pensioenfonds ABP has an interest in 18,750,000 ordinary shares of 1p each in Antisoma, representing approximately 3.05% of Antisoma's current issued ordinary share capital.

Enquiries:

Chris Elston
Communications Manager
Antisoma plc
+44 (0)20 3249 2100

Background on Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

---END OF MESSAGE---

---END OF MESSAGE---

Close window

REG-Antisoma plc: Total voting rights

Released: 02/06/2009

Total voting rights
02 June 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) notifies the market that the Company's issued share capital consists of 614,451,544 ordinary shares with voting rights.
Antisoma does not hold any ordinary shares in Treasury.
Therefore, the total number of voting rights in Antisoma is 614,451,544.
The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Antisoma under the FSA's Disclosure and Transparency Rules.
Enquiries:
Alison Saville, Communications Executive
Antisoma plc
+44 (0)20 3249 2100
Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.
---END OF MESSAGE---

Close window

REG-Antisoma plc: Antisoma's AS1409 shows anti-cancer activity in phase I trial

Released: 31/05/2009

Antisoma's AS1409 shows anti-cancer activity in phase I trial
London, UK, and Cambridge, MA: 31 May 2009 - Antisoma plc (LSE: ASM; USOTC: ATSMY) today announces positive findings from a phase I trial of its antibody-cytokine fusion drug, AS1409. The trial identified a well-tolerated dose of AS1409 at which biomarker activation, clinical improvement and objective radiological evidence of anti-cancer activity were seen. Two patients with malignant melanoma showed substantial tumour shrinkage. These findings are presented today at the American Society of Clinical Oncology (ASCO) meeting in Orlando by Dr James Spicer of Guys and St Thomas' Hospital, London, UK, a leading investigator in the trial.

AS1409 is a fusion protein that combines the anti-tumour cytokine IL-12 with a tumour-targeting antibody. Systemic IL-12 has shown promising signs of activity in renal cancer and melanoma, but in the absence of a targeting strategy it has significant, treatment-limiting side-effects. The aim in developing AS1409 is to focus the activity of IL-12 at tumour sites whilst minimising effects on other tissues.

Dr Spicer said: "The phase I findings provide validation for the idea of targeting the delivery of IL-12 to tumours using an antibody. AS1409 has shown evidence of anti-cancer activity without the serious side-effects seen with untargeted IL-12."

Dr Gary Acton, Antisoma's Chief Medical Officer, added: "AS1409 is a highly innovative drug, which warrants further evaluation to build on these initial promising findings in patients with advanced cancer."

Additional details of the findings are available in the poster presented at ASCO, which can be found at www.antisoma.com/asm/products/as1409

Enquiries:
Glyn Edwards, CEO
Daniel Elger, Director of Communications
Antisoma plc
+44 (0)7909 915 068
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich
Buchanan Communications
+44 (0)20 7466 5000
Brian Korb
The Trout Group
+1 646 378 2923

About the phase I trial of AS1409

The phase I trial of AS1409 was a dose-escalating study that enrolled eleven patients with malignant melanoma and two with renal cell carcinoma (kidney cancer). The main side-effects seen were flu-like symptoms. The maximum tolerated dose was identified as 15 µg/kg. Dose-limiting toxicities were observed at 25 µg/kg: these were transaminase elevation, fatigue and haemolytic anaemia. Severe interleukin-related side effects like those seen with untargeted IL-12 were not recorded. One patient with melanoma treated at 15 µg/kg experienced a partial response as measured by RECIST (Response Evaluation Criteria in Solid Tumors). Four melanoma patients experienced disease stabilisation, one of whom went on to experience tumour reduction that continued ten months later. In total, five out of nine evaluable patients with melanoma experienced some decrease in tumour burden (sum of largest diameters of target lesions) during the study.

About AS1409

AS1409 was originally developed through a collaboration between Antisoma and EMD-Lexigen, now a part of Merck-Serono. The tumour-targeting antibody used in AS1409 binds to a protein found around blood vessels in many types of cancer, including breast,

colorectal, lung, and prostate, as well as renal cancer and melanoma. The drug therefore has potential in a variety of cancer settings.

About Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

---END OF MESSAGE---

Close window

REG-Antisoma plc: Antisoma to advance AS1411 in AML based on positive phase II data presented at ASCO

Released: 29/05/2009

Antisoma to advance AS1411 in AML based on positive phase II data presented at ASCO

London, UK, Cambridge, MA, and Orlando, FL: 29 May 2009 - Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that it plans to advance the development of AS1411 in AML (acute myeloid leukaemia) based on positive data from a phase II study in relapsed and refractory AML presented today at the American Society of Clinical Oncology (ASCO) meeting in Orlando.

AS1411 belongs to a new type of drug called aptamers. These drugs are short pieces of DNA or RNA that fold into three-dimensional structures capable of targeting particular proteins. AS1411 is a DNA aptamer that targets nucleolin, a protein found on the surface of cancer cells. The AS1411 phase II study in AML was the first randomised controlled trial to test an aptamer as a treatment for cancer.

A broad spectrum of AML patients were allowed to participate in the trial, but all had disease that had proved non-responsive (refractory) to prior treatments or had relapsed after one or more previous therapies. Given these requirements, many of the patients had a very poor prognosis.

Patients were assigned randomly to three treatment groups. A control group was treated with high-dose cytarabine, a standard chemotherapy treatment for relapsed and refractory AML. The other two groups received high-dose cytarabine combined with either 10 or 40 mg/kg/day AS1411.

The response rate in the cytarabine control group was 5% (1/19) patients. By contrast, response rates in the groups receiving 10 or 40 mg/kg/day AS1411 with cytarabine were 21% (4/19 patients) and 19% (4/21) patients, respectively.

Addition of AS1411 to high-dose cytarabine was well tolerated at both the 10 and 40 mg/kg/day doses. Most of the side-effects observed were those typically associated with cytarabine treatment.

Commenting on the findings, Dr Robert Stuart of the Medical University of South Carolina, Principal Investigator in the phase II trial and presenter of the data at the ASCO meeting, said: "These findings, seen in a very poor prognosis group of leukaemia patients, are very promising, and encourage us to go forward and further define the potential for AS1411 as a new treatment option for patients with AML."

Glyn Edwards, Antisoma's CEO added: "With these positive results, we have a good basis on which to progress AS1411 in AML. We are working with leading experts in the field to identify the best approach to further development and ensure we make the most of this exciting opportunity."

It is anticipated that Antisoma will carry out a programme of phase IIb trials to optimise the choice of patient population and design for future pivotal studies of AS1411 in AML.

A separate phase II trial of AS1411 in renal cancer recently completed patient recruitment and is expected to report initial data later this year.

A copy of the poster presented at the ASCO meeting is available on the Antisoma website at www.antisoma.com/asm/products/as1411

Enquiries:
Antisoma plc:
Glyn Edwards, CEO
Daniel Elger, VP Marketing & Communications
(In Orlando) +44 (0) 7909 915 068
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications
Brian Korb +1 646 378 2923
The Trout Group

Except for the historical information presented, certain matters discussed in this announcement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and

regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

About AML (acute myeloid leukaemia)

AML is a type of cancer in which the bone marrow makes abnormal and immature blood cells, eventually leading to bone marrow failure. The American Cancer Society estimates that there will be over 13,000 new cases of AML diagnosed this year in the US alone.

About AS1411

AS1411 was originally developed by Dr Paula Bates, Dr John Trent and Prof. Donald Miller at the University of Alabama and then at the University of Louisville. Antisoma added AS1411 to its pipeline when it acquired the Louisville-based company Aptamera Inc. in 2005.

AS1411 belongs to a new type of drugs called aptamers. These are short pieces of DNA or RNA that fold into three-dimensional structures capable of targeting particular proteins. AS1411 is a DNA aptamer that binds to nucleolin, a protein expressed in the nucleus of all cells but which in cancer cells is also exposed on the cell surface, providing a basis for specific targeting by AS1411. When AS1411 binds to nucleolin on cancer cells, it is internalised and causes apoptosis through interference with various functions of nucleolin.

A 30-patient phase I trial provided evidence for activity of AS1411 monotherapy. Among 12 patients with renal cancer, two showed objective responses and nine had a best overall response of stable disease. No serious adverse events related to treatment were observed.

Two phase II trials have been conducted with AS1411: the AML study described here and a study in renal cancer, which is ongoing.

About Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

---END OF MESSAGE---

REG-Antisoma plc: Antisoma to advance AS1411 in AML based on positive phase II data presented at ASCO

Released: 29/05/2009

Antisoma to advance AS1411 in AML based on positive phase II data presented at ASCO

London, UK, Cambridge, MA, and Orlando, FL: 29 May 2009 - Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that it plans to advance the development of AS1411 in AML (acute myeloid leukaemia) based on positive data from a phase II study in relapsed and refractory AML presented today at the American Society of Clinical Oncology (ASCO) meeting in Orlando.

AS1411 belongs to a new type of drug called aptamers. These drugs are short pieces of DNA or RNA that fold into three-dimensional structures capable of targeting particular proteins. AS1411 is a DNA aptamer that targets nucleolin, a protein found on the surface of cancer cells. The AS1411 phase II study in AML was the first randomised controlled trial to test an aptamer as a treatment for cancer.

A broad spectrum of AML patients were allowed to participate in the trial, but all had disease that had proved non-responsive (refractory) to prior treatments or had relapsed after one or more previous therapies. Given these requirements, many of the patients had a very poor prognosis.

Patients were assigned randomly to three treatment groups. A control group was treated with high-dose cytarabine, a standard chemotherapy treatment for relapsed and refractory AML. The other two groups received high-dose cytarabine combined with either 10 or 40 mg/kg/day AS1411.

The response rate in the cytarabine control group was 5% (1/19) patients. By contrast, response rates in the groups receiving 10 or 40 mg/kg/day AS1411 with cytarabine were 21% (4/19 patients) and 19% (4/21) patients, respectively.

Addition of AS1411 to high-dose cytarabine was well tolerated at both the 10 and 40 mg/kg/day doses. Most of the side-effects observed were those typically associated with cytarabine treatment.

Commenting on the findings, Dr Robert Stuart of the Medical University of South Carolina, Principal Investigator in the phase II trial and presenter of the data at the ASCO meeting, said: "These findings, seen in a very poor prognosis group of leukaemia patients, are very promising, and encourage us to go forward and further define the potential for AS1411 as a new treatment option for patients with AML."

Glyn Edwards, Antisoma's CEO added: "With these positive results, we have a good basis on which to progress AS1411 in AML. We are working with leading experts in the field to identify the best approach to further development and ensure we make the most of this exciting opportunity."

It is anticipated that Antisoma will carry out a programme of phase IIb trials to optimise the choice of patient population and design for future pivotal studies of AS1411 in AML.

A separate phase II trial of AS1411 in renal cancer recently completed patient recruitment and is expected to report initial data later this year.

A copy of the poster presented at the ASCO meeting is available on the Antisoma website at www.antisoma.com/asm/products/as1411

Enquiries:
Antisoma plc:
Glyn Edwards, CEO
Daniel Elger, VP Marketing & Communications
(In Orlando) +44 (0) 7909 915 068
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications
Brian Korb +1 646 378 2923
The Trout Group

Except for the historical information presented, certain matters discussed in this announcement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and

regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

About AML (acute myeloid leukaemia)

AML is a type of cancer in which the bone marrow makes abnormal and immature blood cells, eventually leading to bone marrow failure. The American Cancer Society estimates that there will be over 13,000 new cases of AML diagnosed this year in the US alone.

About AS1411

AS1411 was originally developed by Dr Paula Bates, Dr John Trent and Prof. Donald Miller at the University of Alabama and then at the University of Louisville. Antisoma added AS1411 to its pipeline when it acquired the Louisville-based company Aptamera Inc. in 2005.

AS1411 belongs to a new type of drugs called aptamers. These are short pieces of DNA or RNA that fold into three-dimensional structures capable of targeting particular proteins. AS1411 is a DNA aptamer that binds to nucleolin, a protein expressed in the nucleus of all cells but which in cancer cells is also exposed on the cell surface, providing a basis for specific targeting by AS1411. When AS1411 binds to nucleolin on cancer cells, it is internalised and causes apoptosis through interference with various functions of nucleolin.

A 30-patient phase I trial provided evidence for activity of AS1411 monotherapy. Among 12 patients with renal cancer, two showed objective responses and nine had a best overall response of stable disease. No serious adverse events related to treatment were observed.

Two phase II trials have been conducted with AS1411: the AML study described here and a study in renal cancer, which is ongoing.

About Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

---END OF MESSAGE---

REG-Antisoma plc: Phase II trial of ASA404 published in Lung Cancer

Released: 21/05/2009

Phase II trial of ASA404 published in Lung Cancer
London, UK, and Cambridge, MA: 21 May 2009 - Antisoma plc (LSE: ASM; USOTC: ATSMY) announces that the journal Lung Cancer has published the results of a single-arm phase II trial of ASA404 in non-small cell lung cancer (NSCLC). The trial included patients with both major histological forms of NSCLC: squamous and non-squamous. Positive data from this trial supported the progress of ASA404 into phase III trials in patients with NSCLC of all histologies.
ASA404 is a Tumour-Vascular Disrupting Agent (Tumour-VDA) that destroys tumours by selectively collapsing the tumour blood vessels on which they depend to survive and grow. A randomised phase II trial of ASA404 in patients with previously untreated, advanced NSCLC was published recently in the British Journal of Cancer. In that trial, addition of ASA404 at 1200 mg/m² to standard chemotherapy was generally well tolerated in both squamous and non-squamous patients. The combination of ASA404 and chemotherapy produced a median survival of 14.0 months compared with 8.8 months in patients receiving chemotherapy alone.
In the newly published trial, a further 30 similar patients with NSCLC received standard chemotherapy plus ASA404 at a higher dose of 1800 mg/m². Median survival was 14.9 months, corroborating the findings from the randomised study.
Favourable efficacy findings together with the acceptable safety profile seen in this study led to the selection of the 1800 mg/m² dose for phase III studies of ASA404 in NSCLC.
Two phase III trials are currently being conducted by Novartis, with whom Antisoma signed a worldwide development and commercialisation deal for ASA404 in April 2007: ATTRACT-1 is evaluating ASA404 in previously untreated NSCLC patients, while ATTRACT-2 is testing ASA404 in patients who have received a previous round of treatment with other drugs.
Enquiries:

Glyn Edwards, CEO
Daniel Elger, VP Marketing & Communications +44 (0)7909 915 068
Antisoma plc
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications
Seth Lewis +1 617 583 1308
The Trout Group

Except for the historical information presented, certain matters discussed in this announcement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.
Notes for Editors:
About the single-arm phase II trial of ASA404 1800 mg/m² in NSCLC
This was a single-arm trial that enrolled patients receiving first-line chemotherapy treatment for stage IIIb or IV NSCLC. Thirty patients received up to 6 cycles of standard therapy (carboplatin AUC 6 mg/mL*min and paclitaxel 175 mg/m²) plus ASA404 1800 mg/m². The trial was conducted at hospitals in New Zealand, Germany and Australia that had also participated in a previous randomised, controlled study comparing standard therapy plus ASA404 1200 mg/m²with standard therapy alone.
Key results reported in the Lung Cancer publication are as follows:

* Tumour response rate by independent assessment was 37.9%. In the previous randomised study, response rates were 31.3% in the ASA404 1200 group (ASA404 1200mg/m²plus standard chemotherapy) and 22.2% in the standard therapy group (standard chemotherapy alone, as detailed above).
* Median time to tumour progression (TTP) was 5.5 months by investigator assessment. In the previous randomised study, TTP was 5.4 months in the ASA404 1200 group and 4.4 months in the standard therapy group.
* Median survival was 14.9 months. In the previous randomised

study, median survival times were 14.0 months in the ASA404 1200 group and 8.8 months in the standard therapy group.
* Addition of ASA404 1800 mg/m²to chemotherapy was generally well tolerated. As in the previous randomised study, there was no evidence for a difference in safety profile between patients with squamous and non-squamous histology.

The reference for the paper, which is in press and has been e-published ahead of printing, is: McKeage MJ, et al. Phase II study of ASA404 (vadimezan, 5,6-dimethylxanthenone-4-acetic acid/DMXAA) 1800 mg/m²combined with carboplatin and paclitaxel in previously untreated advanced non-small cell lung cancer. Lung Cancer 2009, doi:10.1016/j.lungcan.2009.03.027

About ASA404

ASA404 (vadimezan, formerly known as DMXAA and AS1404) is a small-molecule Tumour-Vascular Disrupting Agent (Tumour-VDA) which targets the blood vessels that nourish tumours. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technology), the development and commercialisation company of the Cancer Research Campaign (now Cancer Research UK), in August 2001. Worldwide rights to the drug were licensed to Novartis AG in April 2007. In addition to ongoing phase III studies in NSCLC, Novartis recently decided to extend investigation of ASA404 to patients with metastatic breast cancer.

About NSCLC

Lung cancer is the biggest cause of cancer death for both men and women worldwide, with 1.2 million new cases per year and around 920,000 deaths. Around 85-90% of all lung cancer cases are NSCLC.

About Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

-END-

---END OF MESSAGE---

REG-Antisoma plc: Antisoma sells oral fludarabine to sanofi-aventis U.S. for USD 65 million

Released: 12/05/2009

Antisoma sells oral fludarabine to sanofi-aventis U.S. for USD 65 million

London, UK, and Cambridge, MA: 12 May 2009 Antisoma plc (LSE: ASM; US OTC: ATSMY) today announces that it has sold the US rights to oral fludarabine, its FDA-approved treatment for chronic lymphocytic leukaemia (CLL), to sanofi-aventis U.S. in exchange for an immediate cash payment of USD 60 million (approximately GBP 40 million) and further payments totalling USD 5 million.

Glyn Edwards, CEO of Antisoma, said: "The sale of oral fludarabine roughly doubles our cash resources, and will enable us to pursue all our priority programmes until at least mid-2011, which is well beyond when we expect key phase III results for our leading products, ASA404 and AS1413."

Enquiries:
Glyn Edwards, CEO
Daniel Elger, VP, Marketing & Communications +44 (0)7909 915 068
Antisoma plc
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications
Brian Korb +1 646 378 2923
The Trout Group

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

About Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company focused on the development and commercialisation of novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

About oral fludarabine

Oral fludarabine is an orally administered tablet formulation of fludarabine phosphate, a drug widely used as a treatment for CLL. Oral fludarabine was added to Antisoma's portfolio through the acquisition of Xanthus Pharmaceuticals, Inc. in June 2008. Xanthus had licensed exclusive US rights to oral fludarabine from Schering AG (now Bayer Schering Pharma AG) in September 2006 in return for an upfront payment, milestones and royalties. Oral fludarabine was approved by the FDA (US Food and Drug Administration) in December 2008 as a second-line treatment for CLL.

Background and reasons for the sale of oral fludarabine

Antisoma has seven drugs at various stages of development. Among these are two drugs, ASA404 and AS1413, in phase III, or final-stage, testing. The Directors believe that both of these drugs have significant sales potential and that, should either be approved for sale in major markets, the Company would be able to achieve its primary goal of becoming a sustainable business based on recurring income from product sales.

Antisoma's highest priority is therefore the delivery of phase III data and marketing applications for ASA404 and AS1413. Novartis (Antisoma's partner for ASA404) has indicated that key phase III data on ASA404 are anticipated to be available to support marketing applications in 2011. Data from the phase III trial of AS1413 are expected in late 2010 or early 2011.

Antisoma had cash and liquid resources of GBP 52.7 million as at 31 December 2008 and indicated in its interim results published in February 2009 that this would fund its operations through mid-2010. By disposing of oral fludarabine, the Company has extended its cash resources until at least mid-2011, beyond the time when data are expected from the key phase III studies of ASA404 and AS1413. The Directors believe that it was highly desirable to remove any potential funding shortfall up to these phase III results and that

the Company will now have an increased likelihood of successfully executing its business strategy.

Details of the sale transaction and expected use of proceeds

Sanofi-aventis U.S. will pay Antisoma a total of USD 65 million (approximately GBP 43 million); USD 60 million is due immediately and five further payments of USD 1 million will be made on each of the first five anniversaries of the signature of the sale agreement provided that oral fludarabine can still be sold in the United States without generic competition on each such anniversary. Sanofi-aventis will be liable for all future royalty payments and payments for manufactured product.

The Directors currently expect to use the immediate proceeds of the sale, amounting to USD 60 million (approximately GBP 40 million), to pursue development of the Company's clinical-stage assets and preclinical portfolio, and for general corporate purposes. Deferred proceeds (totalling USD 5 million) will be used in line with business needs at the time of receipt.

The carrying value of the intangible assets of oral fludarabine at 31 December 2008 was GBP 8,750,000. The losses attributable to the assets of oral fludarabine for the six months ended 31 December 2008 were GBP 183,000.

ENDS

---END OF MESSAGE---

REG-Antisoma plc: Antisoma Interim Management Statement

Released: 07/05/2009

Antisoma Interim Management Statement
London, UK, and Cambridge, MA: 7 May 2009 - Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) today publishes its Interim Management Statement for the period from 1 January to 6 May 2009.
Antisoma's CEO, Glyn Edwards, said: "Our goal is to become a company that not only develops but also commercialises novel cancer treatments. We have two drugs, ASA404 and AS1413, that are now well into pivotal phase III trials designed to support marketing applications. We will also be presenting phase II results for a third drug, AS1411, at the ASCO meeting later this month."
Eric Dodd, Antisoma's CFO, added: "We already have funds to support product development through mid-2010, but in the next two months we expect to extend this significantly through a deal to divest our FDA-approved drug, oral fludarabine. Following the deal, we expect to have funds to support all our priority programmes through mid-2011, well past the time when we expect key phase III results for ASA404 and AS1413."
Joint Chairman and CEO's statement
ASA404 - potential blockbuster being developed by Novartis
Our Tumour-Vascular Disrupting Agent, ASA404, is being developed by Novartis following our worldwide licensing deal in 2007. The drug is in two pivotal phase III studies in non-small cell lung cancer: 'ATTRACT-1' is evaluating ASA404 in previously untreated patients, while 'ATTRACT-2' is testing ASA404 in patients who have received a previous round of treatment with other drugs. These large studies are recruiting around 2,000 patients across the world. It is anticipated that data from ATTRACT-1 will be available to support regulatory filings in 2011 and that the ATTRACT-2 study will be completed during 2011.
Novartis recently decided to extend investigation of ASA404 to patients with metastatic breast cancer, another major cancer indication. More details of the clinical trials programme in breast cancer will be announced when available.
Since ASA404 is being developed as a treatment for some of the most common cancers, it has the potential to achieve blockbuster levels of sales. This would generate substantial royalty payments to Antisoma. We have an option to co-commercialise ASA404 in the United States.
AS1413 - building towards US commercialisation
AS1413 is a novel chemotherapy drug that evades multi-drug-resistance mechanisms which contribute to the failure of chemotherapy treatments in some cancer settings. We are developing this drug independently with the intention of selling the drug ourselves in the US while seeking partnerships for commercialisation in other territories.
AS1413 is in a phase III trial ("ACCEDE") for secondary acute myeloid leukaemia (secondary AML), where multi-drug resistance is common and outcomes with existing treatments are poor. This trial is being conducted under a Special Protocol Assessment from the US Food and Drug Administration. It is expected to report data in late 2010 or early 2011.
There are currently no drugs licensed specifically for the treatment of secondary AML, and we estimate that AS1413 could achieve sales running into hundreds of millions of dollars worldwide.
AS1411 - AML phase II data to be presented at ASCO
Our aptamer drug, AS1411, is in two phase II studies - one in AML and one in renal cancer. In December we reported promising interim findings from the AML trial. Final data from this trial will be presented at the ASCO (American Society of Clinical Oncology) Annual Meeting later this month. An abstract including interim data will be available on the ASCO website (www.asco.org) from 14 May, while the full data will be made available at the time of the meeting presentation on 29 May. We have now completed recruitment of patients into the phase II trial of AS1411 in renal cancer. Initial data from this trial will be available later this year, with final data in 2010.
AS1402 - recruitment completed in phase II breast cancer study
We have now completed recruitment into a 110-patient randomised phase II trial of our antibody drug AS1402. Treatment and follow-up of patients are ongoing, and results of the trial will be available next year.
AS1409 - phase I data to be presented at ASCO
Our antibody-cytokine fusion protein, AS1409, is being evaluated in a phase I trial in patients with malignant melanoma or renal cancer.

Data from this trial will also be presented at the ASCO meeting; an abstract will be available on the ASCO website from 14 May and full data will be presented at the meeting.

Maintaining a strong cash position

We reported in our interim financial results that we had GBP 52.7 million at the end of December 2008, which is sufficient to support all our priority programmes until mid-2010. We expect that the deal to divest oral fludarabine will enable the Company to be funded through mid-2011, comfortably beyond the expected timing of key phase III data on ASA404 and AS1413.

Outlook

We expect to divest oral fludarabine before the end of June. We also anticipate a cascade of clinical data, starting with the AS1411 AML and AS1409 data being presented at ASCO. This will continue later in 2009 with the first data from our phase II trial of AS1411 in renal cancer, followed during 2010 by final data from this trial and phase II data on AS1402 in breast cancer. Looking a little further ahead, we look forward to the conclusion of three phase III trials, on ASA404 and AS1413, during the period from late 2010 through 2011.

Enquiries:
Glyn Edwards, CEO
Daniel Elger, Director of Communications +44 (0) 7909 915068
Antisoma plc
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications
Brian Korb +1 646 378 2923
The Trout Group

This Interim Management Statement is published in accordance with the UK Listing Authority's Disclosure Rules and Transparency Rules, in respect of the period from 1 January 2009 to 6 May 2009.

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Background on Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

---END OF MESSAGE---

REG-Antisoma plc: Total voting rights

Released: 01/05/2009

Total voting rights
01 May 2009, London, UK, and Cambridge, MA: Antisoma plc (LSE: ASM; USOTC: ATSMY) notifies the market that the Company's issued share capital consists of 614,272,121 ordinary shares with voting rights.
Antisoma does not hold any ordinary shares in Treasury.
Therefore, the total number of voting rights in Antisoma is 614,272,121.
The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Antisoma under the FSA's Disclosure and Transparency Rules.
Enquiries:

Alison Saville, Communications Executive
Antisoma plc
+44 (0)20 3249 2100

Background on Antisoma
Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.
---END OF MESSAGE---

Close window

REG-Antisoma plc: Data on three Antisoma drugs presented at AACR meeting

Released: 20/04/2009

Data on three Antisoma drugs presented at AACR meeting
Data on three Antisoma drugs presented at AACR meeting
London, UK, Cambridge, MA, and Denver, CO, 20 April 2009 - Antisoma plc (LSE:ASM; USOTC:ATSMY) announces that new data supporting three of its drugs are reported in five presentations being given this week at the centennial meeting of the American Association for Cancer Research in Denver, Colorado.

Two presentations report positive data from animal tumour studies where ASA404 was given in combination with targeted therapies from the pipeline of Novartis, Antisoma's partner for ASA404. These therapies are RAD001, an mTOR inhibitor recently approved by the US Food and Drug Administration (FDA) under the brand name Afinitor# (everolimus) tablets for patients with advanced renal cell carcinoma after failure of treatment with sunitinib or sorafenib; and patupilone, a novel non-taxane microtubule stabilising agent in phase III trials for ovarian cancer and in earlier-stage trials in other settings.

The other three presentations report new data on the mechanisms by which ASA404, AS1413 and AS1411 exert their anti-cancer effects.

Dr Ursula Ney, Antisoma's Chief Operating Officer, said: "The AACR presentations illustrate the breadth of work being undertaken to explore the potential of our drugs. Of particular interest are the preclinical findings supporting potential new combinations of ASA404 with targeted therapies in lung and renal cancers."

Details of the AACR presentations are included below. The abstracts are available on the AACR website at www.aacr.org.

Enquiries:

Glyn Edwards, CEO	
Daniel Elger, VP, Marketing & Communications	+44 (0)7909 915 068
Antisoma plc	
Mark Court/Lisa Baderoon/Rebecca Skye Dietrich	+44 (0)20 7466 5000
Buchanan Communications	
Brian Korb	+1 646 378 2923
The Trout Group	

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory filings. Such statements are based on management's current expectations, but actual results may differ materially.

Details of the AACR presentations

Improvement in efficacy and tolerability over carboplatin and paclitaxel with the triple combination of carboplatin, ASA404 and patupilone (EPO906) in an in vivo NSCLC model
S Ferretti, M Berger, DB Evans, PM McSheehy
Oral presentation in a Minisymposium session
Session ID: Experimental and Molecular Therapeutics 45
Session Date and Time: Wednesday, April 22, 2009, 8:30 AM
Abstract Number: 5648

Preclinical testing of a vascular disrupting agent in combination to an mTOR inhibitor in renal cell carcinoma models
Preeti Shah, Georges Ndikuyeze, Hans Hammers, Roberto Pili
Session ID: Tumor Biology 25
Session Date and Time: Monday, April 20, 2009, 1:00 PM
Location: Hall B-F, Poster Section 10
Abstract Number: 2328

The anti-tumor agent, DMXAA, activates p38 map kinase which is involved in proinflammatory cytokine production in murine macrophages
Jing Sun, Zvi G. Fridlender, Luana P.L. Pereira, Guanjun Cheng, Lai-Ming Ching and Steven M. Albelda
Session ID: Experimental and Molecular Therapeutics 32
Session Date and Time: Tuesday, April 21, 2009, 1:00 PM
Location: Hall B-F, Poster Section 34
Abstract Number: 4623

Amonafide (AS1413) intercalates into DNA and is a unique inhibitor of DNA topoisomerase II
Yoko Otake, MyDoanh Chau, Robert L. Capizzi and Daniel Fernandes
Session ID: Experimental and Molecular Therapeutics 5
Session Date and Time: Sunday, April 19, 2009, 1:00 PM
Location: Hall B-F, Poster Section 33
Abstract Number: 1700
Plasma membrane nucleolin is a receptor for the anticancer aptamer AS1411 in MV4-11 leukemia cells
Li Wang, Vijayalakshmi Sridharan, Sridharan Soundararajan, Robert Stuart, Fiona McLaughlin, Nigel Courtenay-Luck and Daniel Fernandes
Session ID: Experimental and Molecular Therapeutics 2
Session Date and Time: Sunday, April 19, 2009, 8:00 AM
Location: Hall B-F, Poster Section 36
Abstract Number: 842

About ASA404

ASA404 (DMXAA) is a small-molecule Tumour-Vascular Disrupting Agent (Tumour-VDA) that selectively disrupts tumour blood vessels, generating tumour death (necrosis) due to the resulting lack of blood flow in the tumour. The drug was discovered by Professors Bruce Baguley and William Denny and their teams at the Auckland Cancer Society Research Centre, University of Auckland, New Zealand. It was in-licensed by Antisoma from Cancer Research Ventures Limited (now Cancer Research Technology), the development and commercialisation company of the Cancer Research Campaign (now Cancer Research UK), in August 2001. In a randomised phase II study in non-small cell lung cancer (NSCLC), addition of ASA404 to standard first-line chemotherapy was associated with a five month improvement in median survival. Worldwide rights to ASA404 were licensed to Novartis AG in April 2007. Novartis is currently investigating ASA404 in two pivotal phase III trials: ATTRACT-1, which is testing ASA404 as a first-line treatment for advanced NSCLC; and ATTRACT-2, which is testing ASA404 as a second-line treatment for advanced NSCLC. There are also plans to evaluate the drug in patients with metastatic breast cancer.

About AS1413

AS1413 (amonafide L-malate) is a DNA intercalator that induces apoptotic signalling by blocking Topoisomerase II binding to DNA. This differs from the action of classical Topoisomerase II inhibitors, which induce apoptosis by causing extensive DNA damage. A further distinctive feature of AS1413 is its ability to evade Pgp and related transporters responsible for multi-drug resistance (MDR). Patients with secondary AML often have multi-drug resistant disease. AS1413 was added to Antisoma's pipeline through the acquisition of Xanthus Pharmaceuticals, Inc. in June 2008. In an 88-patient phase II trial, the combination of AS1413 and cytarabine produced a 38.6% CR rate in patients with secondary AML. The same regimen is now being compared with daunorubicin plus cytarabine in a pivotal randomised phase III trial, ACCEDE, being conducted under an SPA from the US Food and Drug Administration.

About AS1411

AS1411 is a DNA aptamer. Aptamers are short pieces of DNA or RNA that assume a specific three-dimensional shape capable of highly specific targeting. AS1411 binds to nucleolin, a protein expressed in the nucleus of all cells but which in cancer cells is also found on the cell surface. When AS1411 binds to nucleolin on cancer cells, it is internalised and causes apoptosis through interference with various functions of nucleolin. AS1411 was originally developed by Dr Paula Bates, Dr John Trent and Prof. Donald Miller at the University of Alabama and then at the University of Louisville. Antisoma added AS1411 to its pipeline when it acquired the Louisville-based company Aptamera Inc. in February 2005. A 30-patient phase I trial provided evidence for activity of AS1411 monotherapy. Initial data from a randomised phase II trial combining AS1411 with cytarabine in patients with AML have provided further evidence of activity; final data from this trial are expected during the second quarter of 2009. A separate phase II trial is ongoing in patients with renal cancer.

About Antisoma

Antisoma is a London Stock Exchange-listed biopharmaceutical company that develops novel products for the treatment of cancer. The Company has operations in the UK and the US. Please visit www.antisoma.com for further information about Antisoma.

---END OF MESSAGE---

Close window